UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

001-33444

(Commission File Number)

Eurand N.V.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of registrant’s name into English)

Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal corporate office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Purchase Agreement

On November 30, 2010 we entered into a Share Purchase Agreement (the “Purchase Agreement”) with Axcan Pharma Holding B.V., a private limited liability company organized under the laws of The Netherlands (“Buyer”) and Axcan Holdings Inc., a Delaware corporation (“Parent”), pursuant to which Buyer will commence a cash tender offer (the “Offer”) to acquire all of our outstanding ordinary shares, par value €0.01 per share (the “Shares”), at a price per share equal to $12.00 (such amount, the “Offer Price”).  Following the consummation of the Offer, as provided for in the Purchase Agreement, (i) our assets will be sold to Buyer or one or more of its designees and (ii) we will be liquidated and each holder of Shares not tendered in the Offer will receive cash in an amount equal to the Offer Price for each Share held, less any applicable withholding taxes.  The Purchase Agreement was approved by our Board of Directors (the “Board”), acting upon the unanimous recommendation of the special committee comprised of independent non-executive directors (as determined under the laws of The Netherlands) of the Board.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached as Exhibit 1 to this report and is incorporated into this report by reference.

Tender Agreements

In connection with the execution of the Purchase Agreement, Buyer concurrently entered into Tender Agreements with (i) Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. (collectively, “Warburg”), who beneficially own approximately 55% of our outstanding Shares (the “Warburg Tender Agreement”) and (ii) Gearoid Faherty, our Chief Executive Officer and Chairman of our Board, who beneficially owns approximately 3.7% of our outstanding Shares (the “Faherty Tender Agreement,” together with the Warburg Tender Agreement, the “Tender Agreements”).  Pursuant to the Tender Agreements, each of Warburg and Mr. Faherty agrees to tender its or his Shares in the Offer and vote its or his Shares in support of the transaction.

The foregoing description of the Tender Agreements is qualified in its entirety by reference to the full text of the Tender Agreements, which are attached as Exhibits 2 and 3, respectively, to this report and are incorporated into this report by reference.

Separation Agreement

On November 30, 2010, we entered into a Separation Agreement and General Release (the “Separation Agreement”) with Eurand S.p.A. and Gearoid Faherty, our Chief Executive Officer, with respect to Mr. Faherty’s planned separation from service with us. Mr. Faherty’s termination date will be December 31, 2010, or a later date determined by mutual agreement of Mr. Faherty and the Board.  The Separation Agreement is filed as Exhibit 4 to this report and is incorporated into this report by reference.

Retention Bonus Plan

On December 16, 2010, with the prior consent of Buyer, we approved the Eurand N.V. Retention Bonus Plan (the “Retention Bonus Plan”), which provides a retention bonus (the “Retention Bonus”) to approximately 40 employees selected by the Administrator (as defined in the Retention Bonus Plan), and approved by the Compensation Committee of the Board, who continue in employment through certain specified dates.  An aggregate amount of up to $3,500,000 may be paid under the Retention Bonus Plan to those employees who are designated as participants in the Retention Bonus Plan.  None of our current executive officers will participate in the Retention Bonus Plan.

The Retention Bonus Plan is filed as Exhibit 5 to this report and is incorporated into this report by reference.

EXHIBIT INDEX

Exhibit #	Description
1
Conformed copy of the Share Purchase Agreement, dated as of November 30, 2010, by and among Axcan Holdings Inc., Axcan Pharma Holding B.V. and Eurand N.V. as amended by Amendment No. 1 to the Share Purchase Agreement, dated as of December 16, 2010 (incorporated by reference from Exhibit (e)(1) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 22, 2010).

2
Tender Agreement, dated as of November 30, 2010, by and between Axcan Pharma Holding B.V., on the one hand, and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V., on the other hand (incorporated by reference from Exhibit (e)(2)(A) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 22, 2010).

3
Tender Agreement, dated as of November 30, 2010, by and between Axcan Pharma Holding B.V., on the one hand, and Gearoid M. Faherty, on the other hand (incorporated by reference from Exhibit (e)(2)(B) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 22, 2010).

4
Separation Agreement and General Release, dated as of November 30, 2010, by and between Gearoid Faherty and Eurand N.V. and Eurand S.p.A. (incorporated by reference from Exhibit (e)(2)(C) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 22, 2010).

5	Eurand N.V. Retention Bonus Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2010

EURAND N.V.
(Registrant)

By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer